UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

VeriTeQ Corporation
Full Name of Registrant

Digital Angel Corporation
Former Name if Applicable

6560 W. Rogers Circle, Suite 19
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33487
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

 VeriTeQ Corporation is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 within the prescribed time as the Company requires additional time to determine the proper accounting for certain financing transactions that occurred during the year, and to complete the audit of its financial statements. These transactions are highly complex and require extensive review and analysis.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Shapiro	954	574-9720
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, on November 25, 2015, we executed a Stock Purchase Agreement (the “Stock Purchase Agreement”) of the same date among us, Mrs. Lynne Shapiro, and Brace Shop, LLC, a Florida limited liability company (“Brace Shop”), pursuant to which Brace Shop became a wholly-owned subsidiary of ours on May 6, 2016 (the “Reverse Merger”). As a result of the Reverse Merger and the change in business and operations of our company from a public “shell” company to a company engaged in the business of providing orthopedic braces, a discussion of the past financial results of our company is not pertinent. Under generally accepted accounting principles in the United States, the Reverse Merger was accounted for as a recapitalization and the historical financial results of Brace Shop prior to the Reverse Merger are considered the historical financial results of our company. The change in the status of the historical financial information has necessitated additional work by management in preparing the 10-K filing for the period.

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VeriTeQ Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2017	By:	/s/ Kenneth Shapiro
Kenneth Shapiro
Chief Financial Officer

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